August 9, 2021

VIA EDGAR

Jennifer Angelini

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sylvamo Corporation
Amendment No. 2 to the Draft Registration Statement on Form 10
Submitted July 13, 2021
CIK No. 0001856485

Dear Ms. Angelini:

This letter sets forth the responses of Sylvamo Corporation (the “Registrant”) to the comments contained in your letter, dated July 27, 2021, relating to Amendment No. 2 to the Draft Registration Statement on Form 10, confidentially submitted by the Registrant on July 13, 2021. The comments of the staff of the U.S. Securities and Exchange Commission are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is publicly filing today, via EDGAR, an amended registration statement on Form 10 (the “Form 10”). Capitalized terms used but not defined herein have the meanings assigned to them in the Form 10. All references herein to page numbers correspond to the page numbers in the Form 10.

Amendment No. 2 to the Draft Registration Statement on Form 10

Summary Historical Financial Data, page 29

1.

We note your response to prior comment 1; however, it appears to us your presentation of the non-GAAP financial measure, Adjusted EBITDA Conversion, does not fully comply with the requirements of Question 102.10 of the C&DI related to non-GAAP financial measures. In this regard, please address the following:

J. Angelini	2	August 9, 2021

•	You present charts related to the non-GAAP financial measure on pages 15 and 117 without presenting charts for the most directly comparable GAAP measure with equal or greater prominence; and

•	You present the non-GAAP financial measure in the table on page 29 without presenting the most directly comparable GAAP measure with equal or greater prominence.

The Registrant has updated the Form 10 to present charts for Cash Provided by Operating Activities Conversion, which is the most directly comparable GAAP measure for Adjusted EBITDA Conversion, with equal prominence on pages 16 and 126. In addition, the Registrant has updated the table on page 30 to present Cash Provided by Operating Activities Conversion with equal prominence to Adjusted EBITDA Conversion.

Combined Financial Statements

General, page F-1

2.	As noted in your response letter dated June 15, 2021, please provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X in your next amendment.

The Registrant has included interim financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and June 30, 2020 and related disclosures in the Form 10.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6301 or Peter J. Loughran at (212) 909-6375.

Best Regards,

/s/ Eric T. Juergens

Eric T. Juergens

cc:	Jay Ingram

Anne Mcconnell

Ernest Greene

U.S. Securities and Exchange Commission

Alan Haguewood

International Paper Company

J. Angelini	3	August 9, 2021

Matthew Barron

Sylvamo Corporation

Enclosures